Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 2 DATED APRIL 19, 2022
TO THE PROSPECTUS DATED FEBRUARY 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update of our view of certain market conditions;
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of May 1, 2022;
•to disclose the calculation of our March 31, 2022 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus.

Market Update

The first quarter was characterized by market volatility, as Russia’s invasion of Ukraine led to increased macroeconomic uncertainty. Significant commodity and energy price increases exacerbated already-elevated inflation in many parts of the world and caused central banks to accelerate their plans to tighten monetary policy. Despite these challenges, including rising interest rates, the economic outlook in the U.S. remains positive in the near term as a robust labor market for workers, healthy household balance sheets and continued growth in corporate profits support an ongoing economic expansion.

Portfolio Update

For the month ended March 31, 2022, BREIT’s Class S NAV per share increased $0.18, from $14.64 as of February 28, 2022 to $14.82 as of March 31, 2022, reflecting the continued strength in operating fundamentals in our real estate portfolio and the benefit of locking in low rates over the last six months as we shifted BREIT’s balance sheet to be 87% fixed rate.1,2

1 BREIT’s Class T NAV per share increased from $14.44 to $14.62, BREIT’s Class D NAV per share increased from $14.35 to $14.53 and Class I NAV per share increased from $14.64 to $14.82.
2 As of March 31, 2022. The percentage of fixed rate financing is measured by dividing (i) the sum of our fixed rate debt, secured financings on investments in real estate debt with matched underlying interest rate exposure, and the outstanding notional principal amount of interest rate swaps, by (ii) total debt outstanding.

BREIT continues to deliver strong returns amidst volatile equity and bond markets. We believe BREIT’s portfolio is well positioned in the current environment of inflation and rising interest rates. The portfolio is oriented towards income-generating real estate concentrated in areas of high conviction with strong fundamentals. BREIT is 80% weighted to residential and industrial, sectors with favorable supply/demand dynamics driven by a structural shortage of housing and record industrial demand fueled by e-commerce.3,4,5 Rents in these sectors are growing 2-3x faster than inflation.6 BREIT’s portfolio further benefits from shorter duration leases with a two-year weighted average lease length across BREIT’s residential and industrial portfolios.7 In addition, we believe there is embedded growth potential within our real estate portfolio given a significant portion of BREIT’s rents are currently below market. Specifically, BREIT’s multifamily portfolio rents are approximately 11% below market and BREIT’s industrial portfolio rents are approximately 15% below market.8

On April 18, 2022, Blackstone Core+ perpetual capital vehicles, primarily comprised of BREIT, alongside Blackstone Property Partners, entered into an agreement to acquire all of the outstanding shares of common stock of American Campus Communities (NYSE: ACC) (“ACC”), a publicly traded REIT and the largest owner, manager and developer of high-quality student housing communities in the United States for $65.47 per fully diluted share in an all-cash transaction valued at approximately $12.8 billion, including the assumption of debt. The assets are well located adjacent to top tier public universities experiencing robust enrollment growth (e.g., Florida State, Arizona State, University of California - Berkeley and UT Austin). This transaction highlights BREIT’s ability to identify compelling opportunities in an attractive asset class with strong cash flow growth and demonstrated resilience throughout various market cycles, including COVID-19. The transaction is expected to close in the third quarter of 2022, subject to approval by ACC’s shareholders and other customary closing conditions.9

May 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2022 (and repurchases as of April 30, 2022) is as follows:

Transaction Price (per share)
Class S	$14.8234
Class I	$14.8229
Class T	$14.6156
Class D	$14.5273
The May 1 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

3 BREIT portfolio as of March 31, 2022. Sector allocation weighting is measured as the asset value of real estate investments for each sector category (Residential, Industrial, Net Lease, Hospitality, Data Centers, Self Storage, Office, Retail) divided by the total asset value of all real estate investments, excluding the value of any third-party interests in such real estate investments (“Real Estate TAV”). As of December 31, 2021, the following sectors each have subsectors comprising over 1.0% of Real Estate TAV. Residential: multifamily, single family rental, student housing, affordable housing and manufactured housing; Industrial: warehouses; and Hospitality: full service and select service hotels.
4 U.S. Census Bureau, as of December 31, 2021. U.S. housing supply in the last decade (2012-2021) was 36% below pre-Global Financial Crisis (1997-2007).
5 Bank of America Securities report dated January 13, 2022. December 2021 online sales up 20% over past two years. Represents 2-year compound annual rent growth.
6 As of December 31, 2021. Reflects industrial and residential rent growth versus inflation from Q4’19 to Q4’21. Industrial rent growth based on CBRE EA "United States Industrial Market Snapshot" as of Q4'21 and represents national rent growth. Residential rent growth based on RealPage "Market Monthly Trend Rolling 13 Months" report as of Q4'21 and represents BREIT’s top ten residential markets which is measured as the asset value of residential real estate properties and unconsolidated investments for each market against the total asset value of all (i) residential real estate properties, excluding the value of any third party interests in such real estate properties, and (ii) unconsolidated investments. Inflation based on FRED and represents Consumer Price Index (CPI).
7 As of December 31, 2021. Reflects real estate properties only, including unconsolidated properties, and does not include real estate debt investments. BREIT’s industrial assets have a 4.3 year weighted average lease expiry and BREIT’s residential assets have an approximately 0.5 year weighted average lease expiry.
8 As of December 31, 2021. Represents the estimated discount of BREIT’s in-place multifamily and industrial portfolio rents to achievable market rents. Any expectations that below market rents have the potential to increase are based on certain assumptions that may not be correct and on certain variables that may change, are presented for illustrative purposes only and do not constitute forecasts. There can be no assurance that any such results will actually be achieved.
9 There can be no assurance that this transaction will close as expected or at all.

March 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since March 31, 2022 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of March 31, 2022 ($ and shares in thousands):

Components of NAV	March 31, 2022
Investments in real estate	$87,395,224
Investments in real estate debt	9,888,596
Investments in unconsolidated entities	7,001,476
Cash and cash equivalents	3,787,636
Restricted cash	2,779,440
Other assets	5,330,588
Mortgage notes, term loans, and revolving credit facilities, net	(41,233,933)
Secured financings on investments in real estate debt	(4,558,781)
Subscriptions received in advance	(1,843,583)
Other liabilities	(2,314,180)
Accrued performance participation allocation	(411,569)
Management fee payable	(66,688)
Accrued stockholder servicing fees(1)	(17,064)
Non-controlling interests in joint ventures	(2,434,109)
Net asset value	$63,303,053
Number of outstanding shares/units	4,278,277
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of March 31, 2022, the Company has accrued under GAAP $1.5 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$21,144,498	$34,835,841	$950,838	$4,938,526	$1,433,350	$63,303,053
Number of outstanding shares/units	1,426,428	2,350,144	65,057	339,949	96,699	4,278,277
NAV Per Share/Unit as of March 31, 2022	$14.8234	$14.8229	$14.6156	$14.5273	$14.8229
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Residential	6.7%	4.8%
Industrial	6.2%	5.1%
Net Lease	6.7%	5.9%
Hospitality	9.1%	9.1%
Data Centers	6.6%	5.6%
Self Storage	7.0%	5.1%
Office	6.6%	4.7%
Retail	6.7%	5.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Residential	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.7%	+1.8%	+2.0%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(1.6)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.6%	+3.5%	+2.5%	+1.4%	+2.4%	+3.1%	+4.1%	+3.0%
(weighted average)	0.25% increase	(3.3)%	(3.2)%	(2.3)%	(1.3)%	(2.3)%	(3.0)%	(3.6)%	(3.0)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 28, 2022 ($ and shares in thousands):

Components of NAV	February 28, 2022
Investments in real estate	$85,302,766
Investments in real estate debt	9,311,103
Investments in unconsolidated entities	6,410,392
Cash and cash equivalents	1,509,364
Restricted cash	2,634,895
Other assets	5,545,942
Mortgage notes, term loans, and revolving credit facilities, net	(40,169,815)
Secured financings on investments in real estate debt	(4,481,728)
Subscriptions received in advance	(1,783,982)
Other liabilities	(1,831,076)
Accrued performance participation allocation	(263,612)
Management fee payable	(62,771)
Accrued stockholder servicing fees(1)	(14,617)
Non-controlling interests in joint ventures	(2,396,710)
Net asset value	$59,710,151
Number of outstanding shares/units	4,085,660

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 28, 2022, the Company has accrued under GAAP $1.3 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$20,063,136	$32,749,558	$899,992	$4,659,767	$1,337,698	$59,710,151
Number of outstanding shares/units	1,370,328	2,236,897	62,343	324,723	91,369	4,085,660
NAV Per Share/Unit as of February 28, 2022	$14.6411	$14.6406	$14.4362	$14.3500	$14.6406
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 130,130,085 shares of our common stock (consisting of 53,090,739 Class S Shares, 52,768,521 Class I Shares, 3,217,929 Class T Shares, and 21,052,896 Class D Shares) in the primary offering for total proceeds of $1.9 billion and (ii) 5,587,103 shares of our common stock (consisting of 2,542,112 Class S Shares, 2,293,040 Class I Shares, 125,790 Class T Shares, and 626,161 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.1 billion. As of March 31, 2022, our aggregate NAV was $63.3 billion. We intend to continue selling shares in the Offering on a monthly basis.
Updates to the Prospectus

The following section supersedes and replaces the “Risk Factors— General Risks Related to Investments in Real Estate— Our operating results will be affected by economic and regulatory changes that impact the real estate market in general” section of the prospectus:

Our operating results will be affected by economic and regulatory changes that impact the real estate market in general.

We are subject to risks generally attributable to the ownership of real property, including:
•changes in global, national, regional or local economic, demographic or capital market conditions (including volatility as a result of the current ongoing conflict between Russia and Ukraine and the rapidly evolving measures in response);
•future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;
•changes in supply of or demand for similar properties in a given market or metropolitan area, which could result in rising vacancy rates or decreasing market rental rates;
•vacancies, fluctuations in the average occupancy and room rates for hotel properties or inability to lease space on favorable terms;
•increased competition for properties targeted by our investment strategy;
•bankruptcies, financial difficulties or lease defaults by our tenants, particularly for our tenants with net leases for large properties;
•increases in interest rates and lack of availability of financing; and
•changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, limitations on rental rates, and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our performance and our ability to meet our obligations and make distributions to stockholders.

The following section supersedes and replaces the “Risk Factors— Risks Related to This Offering and Our Organizational Structure
— Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition” section of the prospectus:

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.
Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector or market volatility (including as a result of the recent outbreak of hostilities between Russia and Ukraine), could cause our stockholders to seek to sell their shares to us pursuant to our share repurchase plan at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting repurchase requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

The following section supersedes and replaces the “Risk Factors— General Risks Related to Investments in Real Estate— Our success is dependent on general market and economic conditions” section of the prospectus:

Our success is dependent on general market and economic conditions.

The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. Blackstone’s financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on Blackstone’s businesses and operations (including the Adviser).

A depression, recession or slowdown in the U.S. real estate market or one or more regional real estate markets, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to effectively deploy our capital or realize upon investments on favorable terms. We would also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our capital structure or our investments’ capital structures.

Market disruptions in a single country could cause a worsening of conditions on a regional and even global level, and economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets and the current ongoing conflict between Russia and Ukraine could have a negative impact on those countries and others in the region. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.

Additionally, political leaders in certain European nations have recently been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has imposed tariffs on certain foreign goods, including steel and aluminum and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our performance.

The following section supersedes and replaces the “Risk Factors— General Risks Related to Investments in Real Estate Debt— Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments” section of the prospectus:

Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for issuers to satisfy their debt payment obligations, increasing the default risk applicable to issuers, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of issuers and/or real estate collateral relating to our investments and may include economic and/or market fluctuations, changes in environmental and zoning laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in real estate fundamentals (including average occupancy, operating income and room rates for hotel properties), the financial resources of tenants, changes in availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, changes in building, environmental and other laws, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, political events, trade barriers, currency exchange controls, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, outbreaks of an infectious disease, epidemics/pandemics or other serious public health concerns, negative developments in the economy or political climate that depress travel activity (including restrictions on travel or quarantines imposed), environmental liabilities, contingent liabilities on disposition of assets, acts of God, terrorist attacks, war (including the recent outbreak of hostilities between Russia and Ukraine), demand and/or real estate values generally and other factors that are beyond the control of the Adviser. Such changes may develop rapidly and it may be difficult to determine the comprehensive impact of such changes on our investments, particularly for investments that may have inherently limited liquidity. These changes may also create significant volatility in the markets for our investments which could cause rapid and large fluctuations in the values of such investments. There can be no assurance that there will be a ready market for the resale of our debt investments because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us. The value of securities of companies which service the real estate business sector may also be affected by such risks.

The Adviser cannot predict whether economic conditions generally, and the conditions for real estate debt investing in particular, will deteriorate in the future. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our investment activities. In addition, market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and market terms. For example, it has become increasingly difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. These and other similar changes in loan structures or market terms may make it more difficult for us to monitor and evaluate investments.

The first paragraph under the section “Experts” is amended and replaced by the following:

The financial statements included in this Prospectus from Blackstone Real Estate Income Trust, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2021 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in the Prospectus. Such financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.